SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of March 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 21, 2005, entitled "'DECISIVE ACTIONS' CREATE PLATFORM FOR RECOVERY AND GROWTH".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 29, 2005

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

'DECISIVE ACTIONS' CREATE PLATFORM FOR RECOVERY AND GROWTH
21 April 2005

469/05-jmd

Blyvoor turnaround continues apace: production up 6%

Johannesburg, South Africa. 21 April 2005. DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) today announced that remedial actions taken in the past quarter, coupled with a continued turnaround at the South African operations' Byvooruitzicht (Blyvoor) mine, have established a sound platform for the company's recovery and future growth, says Chief Executive Officer Mark Wellesley-Wood.

Key amongst these actions was the provisional liquidation of Buffelsfontein Gold Mines Limited (Buffels) and the consequent discontinuation of mining at the North West Operations.

The focus on better production and the liquidation of Buffels meant DRDGOLD reported a 16% decline in gold production to 187 651 ounces (5 836 kilograms) for the quarter ended 31 March 2005,

The effect of the liquidation of Buffels, Wellesley-Wood said, was to immediately staunch the unsustainable drain on DRDGOLD's resources, particularly from its offshore operations, in the preceding six months.

Other remedial measures have included a 30% reduction in DRDGOLD's corporate headcount, a 50% cut in corporate costs and the sale of the company's Johannesburg corporate office.

Funding for future growth had also been a major focus in the quarter under review, Wellesley-Wood said, the key contributors being a R180 million share issue and claw back offer and R38 million recovered from JCI Limited and Consolidated African Mines (CAM).

Although gold production from the company's Australasian operations was 10% lower at 79 334 ounces (2 467 kilograms) due mainly to mining and ore treatment difficulties at **Porgera** and to disappointing results from **Emperor**, production from the South African operations, excluding the discontinued North West Operations, was slightly higher at 60 733 ounces (1 889 kilograms).

A 6% increase in gold production at **Blyvoor** to 39 995 ounces (1 244 kilograms) reflects both continued application of the new mining plan, together with further throughput improvements achieved at the Slimes Dam Project.

Underground gold production was 7% higher at 33 115 ounces (1 030 kilograms) and surface gold production 4% higher at 6 880 ounces (214 kilograms). Development, focused on 5 and 6 Shafts, increased by 76% to 453 square metres. Blyvoor's productivity, in terms of grams per total employee costed (g/tec), increased by 6% to 124.75 g/tec.

A six-month project is under way to determine the viability of re-establishing mining operations from Blyvoor's 2 Shaft sub-shaft, at an estimated capital cost of R50 million (US$8.0 million). If viable, this project could restore the Life of Mine (LOM) to 20 years. At the Slimes Dam Project, an investigation is in progress to determine the potential for increasing throughput by 33% from 240 000 tonnes per month to 320 000 tonnes at an estimated capital cost of R7 million.

Gold production from the 40%-owned Crown Gold Recoveries (CGR) **ERPM** and **Crown Surface** operations was 4% and 8% lower respectively. At ERPM, technical problems – now resolved – led to a 7% decline in underground gold production to 7 433 ounces (231 kg), while gold production from the Cason surface retreatment project was 6% higher at 2 662 ounces (83kg), reflecting a 17% improvement in yield to 0.42 grams per ton.

"The South African operations are now running at a breakeven situation, meaning the option is 'back in the money'. Our balance sheet health has been restored and this, together with our offshore cash flow, is now available to establish a new platform for growth," said Wellesley-Wood.

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398